April 15, 2011

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Scripps Networks Interactive, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

File No. 1-34004

Dear Mr. Spirgel,

This letter is in response to your letter dated March 25, 2011 regarding the SEC’s review of our Form 10-K filed on March 1, 2011. Included below are your individual comments and the Company’s responses.

We have attempted to provide a clear and complete response to each comment. We also acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or would like to discuss any of the matters further, please contact me at (513) 824-3242.

Sincerely,

/s/ Chad M. Boydston
Chad M. Boydston Senior Vice President and Controller

cc:	Joseph G. NeCastro, Chief Administrative Officer and Chief Financial Officer

Lori A. Hickok, Executive Vice President, Finance

Deloitte & Touche LLP

Form 10-K for the year ended December 31, 2010

Critical Accounting Policies and Estimates

Goodwill, page F-4

1.	We note your statement that for purposes of performing the impairment test for goodwill your reporting units are Lifestyle Media and Interactive Services. We also note that your reporting units are equivalent to your reportable segments. Based on the disclosures in Note 21 on page F-43, it appears to us that you have aggregated several operating segments into one reportable segment (i.e. Lifestyle Media). If that is the case, please tell us the operating segments you have identified in accordance with ASC 280-10-50 and your basis for aggregating these operating segments into one reportable segment in accordance with ASC 280-10-50-11. Please tell us about the measure of profit and loss reviewed by your chief operating decision maker and how you have determined that your networks have similar economic characteristics. Please provide us with an analysis that includes historical and projected revenues, gross margins, gross margin percentages, operating profit, and operating profit percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another). Also, please provide us a copy of the standard reporting package provided to your CODM for your most recent fiscal year and interim period.

The company has two operating segments (1) Lifestyle Media and (2) Interactive Services that are also our reportable segments. Accordingly, we are not aggregating our operating segments. As a result, we have not provided the Staff with an analysis of how we determined that our networks have similar economic characteristics and do not believe additional segment information or additional discussion within MD&A is required.

In determining our reportable business segments we apply the guidance set forth in ASC 280-10-50. Specifically, ASC 280-10-50-1 defines operating segments as a component of an enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b. Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c. For which discrete financial information is available.

Our Lifestyle Media reporting segment includes our branded national cable networks, Home and Garden Television, Food Network, Travel Channel, DIY Network, Cooking Channel and Great American Country. Lifestyle Media also includes Web sites that are associated with the aforementioned television brands and other Internet-based businesses, such as HGTVPro.com and FrontDoor.com, serving food, home and travel related categories. Our cable networks have brand leaders that report through the head of the Lifestyle Media segment. Our Interactive Services reporting segment includes our online comparison shopping service, Shopzilla, and its related online comparison shopping brands, BizRate, Beso and Tada. The heads of our Lifestyle Media and Interactive Services segments report to the Company’s Chief Executive Officer (our chief operating decision maker (“CODM”)).

Monthly and quarterly financial information is provided to our CODM. We measure the profitability for both the Lifestyle Media and Interactive Services segments as a whole using a measure called segment profit. Segment profit excludes interest, income taxes, depreciation and amortization, divested operating units, restructuring activities, investment results and certain other items that are included in net income determined in accordance with accounting principles generally accepted in the United States of America. The monthly and quarterly financial information also provides revenue and statistical metrics information at brand levels within the segments. Our CODM utilizes this financial information in assessing the company’s performance and in making decisions about the allocation of company resources. The financial information does not provide brand level segment profit information for either of our Lifestyle Media or Interactive Services segments.

Pursuant to Rule 83, the Company is requesting confidential treatment related to the monthly financial information provided to our CODM. Accordingly, copies of the monthly information for our most recent fiscal year (year ended December 31, 2010) and interim period (period ended September 30, 2010) will be provided to the Security and Exchange Commission on a supplementary basis.